Reg. No. 333-49774
                                                          File No.  811-10153



                                  FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                 Notification of Election pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940






                           OPPENHEIMER SELECT MANAGERS
                              6803 South Tucson Way
                            Englewood, Colorado 80122
                     -------------------------------------
                         Name and Address of Registrant



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                            NOTIFICATION OF ELECTION
                          ----------------------------

The undersigned registered investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                                    SIGNATURE
                                  ------------

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Denver and the State of Colorado on the 22nd day of December, 2000.


                                        OPPENHEIMER SELECT MANAGERS
                               -------------------------------------------------
                                    Name of Registrant


                               /s/ Andrew J. Donohue
                               Andrew J. Donohue, Vice President and Secretary


ATTEST:



_/s/Robert G. Zack_
Robert G. Zack, Assistant Secretary




SelectManagers. N-18F-1